

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 24, 2018

Frank A. Lodzinski
Chief Executive Officer
Earthstone Energy, Inc.
1400 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380

      Re: Earthstone Energy, Inc.
              Registration Statement on Form S-3
              Filed April 18, 2018
              File No. 333-224334

Dear Mr. Lodzinski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Reid A. Godbolt, Esq.
       Jones & Keller, P.C.